Rule 424(b)(2)
Registration Nos. 33-65674
                                 NASD File No. 930707011

PRICING SUPPLEMENT NO. 144
Dated December 29, 1995, to Prospectus
Supplement dated November 11, 1994 January 26, 1995
and Prospectus dated August 8, 1994 January 26, 1995

                   LEHMAN BROTHERS HOLDINGS INC.
                    Medium-Term Notes, Series E
                         (Floating Rate)
       Due from Nine Months to 30 years from Date of Issue

Price to Public: 100%     Initial Interest Rate:  Prime Rate posted
Agent's Commission: 0%                          on 1/4/96

Interest Rate Basis:
(  ) Treasury Rate                 Original Issue Date: 1/4/96
(  ) LIBOR - 1 month               Maturity Date: 1/6/97
(  ) Commercial Paper Rate         Maximum Interest Rate:______%
( ) Federal Funds Effective Rate Minimum Interest Rate:______% ( X) Prime Rate (See Attached) Spread Multiplier:__________%
(  ) Other                         Spread (+ -) - 2.75%

Index Maturity: Daily

Interest Payment Period: Quarterly- Notwithstanding anything to the contrary contained in the Prospectus Supplement, Interest Payment Periods will be as follows: initially, Settlement date to but excluding Interest Payment date, thereafter each Interest Payment Date, and finally, the last Interest Payment date (10/6/96) to but excluding the Maturity Date.

Interest Reset Period:   Daily

Interest Reset Dates:  Daily

Interest Determination Dates: As described in Prospectus Supplement

Note: The interest rate in effect on the second Business Day prior to each interest payment date shall be the interest rate for the period of time from such second Business Day to but excluding the relevant interest payment date. The interest rate in effect on the second Business Day prior to Maturity Date shall be the interest rate for the period of time from such second Business Day to but excluding the Maturity Date.

Interest Payment Dates:  4/6, 7/6, 10/6

The aggregate principal amount of this offering is $300,000,000 and relates only to Pricing Supplement No. 144. Medium-Term Notes, Series E may be issued by the company in aggregate principal amount of up to $5,267,500,000 and, to date, including this offering, an aggregate of $4,881,400,000 Medium-Term Notes, Series E has been issued and $2,453,365,,000 are outstanding.
       The "Prime Rate" means, with respect to any Interest Determination Date, the interest rate (expressed as a percentage per annum) for such date, as published in the applicable H.15(519) opposite the caption "Bank Prime loan." If such an interest rate is not so published in H.15(519) by 9:00 a.m. New York City time, on the Calculation Date (as defined below) the Prime Rate will be determined by the Calculation Agent and will be the arithmetic mean (rounded to the nearest one-hundredth thousandth of one percentage point, with five one-millionths of one percentage point rounded upwards) of the rates of interest publicly announced by each bank that appears on the Reuters Screen NYMF Page (as defined below) as such bank's U.S. dollar prime rate or base lending rate as in effect for such Interest Determination Date, as quoted on the Reuters screen NYMF Page as of 9:00 a.m., New York City time, on that Interest Determination Date, provided that at least four rates appear on the Reuters Screen NYMF Page as of 9:00 a.m., New York City time, for such date. If fewer than four such rates appear on the Reuters Screen NYMF Page as of 9:00 a.m., New York City time, for such Interest Determination Date, the Prime Rate for such Interest Determination Date will be determined by the Calculation Agent and will be the arithmetic mean (rounded to the nearest one-hundredth thousandth of one percentage point, with five one-millionths of one percentage point rounded upwards) of the rates quoted on the basis of the actual number of days in the year divided by 360 as of the close of business on such Interest Determination Date by three major banks in the City of New York selected by the Calculation Agent as such bank's U.S. dollar prime rate or base lending rate. If fewer than three such quotations are provided, the applicable interest rate used for such Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean (rounded to the nearest one-hundredth thousandth of one percentage point, with five one-millionths of one percentage point rounded upwards) of the U.S. dollar prime or base lending rates quoted in The City of New York on the basis of the actual number of days in the year divided by 360 as of the close of business on such Interest Determination Date by three substitute banks or trust companies organized and doing business under the laws of the United States or any state thereof, each having total equity capital of at least U.S. $500,000,000 and being subject to supervision or examination by federal or state authority, selected by the Calculation Agent; provided, however, that if the banks or trust companies selected aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the Prime Rate used for such Interest Determination Date will be the Prime Rate used for the Banking Day preceding such Interest Determination Date.

"Calculation Date" means, with respect to an Interest Payment Period, the date by which the interest payment will be calculated and will be the Business Day prior to such Interest Payment Date.

"H.15(519)" means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System.

"Reuters Screen NYMF Page" means the display designated as page "NYMF" on the Reuters Monitor Money Rates Service (or such other page as may replace the NYMF page on that service for the purpose of displaying U.S. dollar prime rates or base lending rates of major United States Banks.)